June 29, 2018

VIA EDGAR SUBMISSION

Mr. Ethan Horowitz

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4628

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Helmerich & Payne, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2017
Filed November 22, 2017
File No. 001-04221

Dear Mr. Horowitz:

I am writing on behalf of Helmerich & Payne, Inc. (“H&P” or the “Company”).  The Company hereby acknowledges receipt of the letter dated June 22, 2018 (the “Comment Letter”) containing comments from the staff (the “Staff”) of the Securities and Exchange Commission relating to the Form 10-K for the fiscal year ended September 30, 2017 filed by H&P on November 22, 2017.  The Comment Letter requests that the Company respond to the Staff’s comments within ten business days of the date thereof or advise the Staff when the Company will respond.

This correspondence serves as the Company’s request for an extension of time to respond to the Comment Letter so that it can devote appropriate time and resources to consider the Staff’s comments.  The Company has asked me to inform you that it expects to provide a response to the Comment Letter on or before July 23, 2018.

Please contact me at 202-371-7513 if you have any questions with respect to the foregoing.

Very truly yours,

/s/ Andrew J. Brady
Andrew J. Brady

Cc:   Cara Hair